Bridgford Foods Corporation
1308 NORTH PATT STREET • P.O. BOX 3773 • ANAHEIM, CALIFORNIA 92803
TELEPHONE (714) 526-5533 • FAX (714) 992-9321

May 13, 2010

Ms. Aamira Chaudhry
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549-7010
U.S.A.

Re:	Bridgford Foods Corporation
Form 10-K for the Fiscal Year Ended October 30, 2009
Form 10-Q for the Quarter Ended January 22, 2010
File Number: 000-02396

Dear Ms. Chaudhry,

Thank you for your letter dated May 7, 2010, relating to your review of our Annual Report on Form 10-K for the fiscal year ended October 30, 2009 and Quarterly Report on Form 10-Q for the quarter ended January 22, 2010.

Pursuant to our conversation on May 11, 2010, Bridgford Foods Corporation has received an extension to file a response and plans to submit a written response to each of the Securities and Exchange Commission’s comments no later than May 28, 2010.

If you need additional information, please contact Ray Lancy at (714) 526-5533 or via e-mail at raylancy@bridgford.com.

Sincerely,

/s/ Raymond Lancy
Chief Financial Officer, Principal Accounting Officer, Vice President, Treasurer and Assistant Secretary